Exhibit 12.1

Whitestone REIT
Calculation of Consolidated Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings
Income from continuing operations	$8,866	$8,128	$6,854	$5,349	$3,621
Plus: Taxes	386	289	372	282	293
Plus: Fixed charges	24,530	20,189	15,122	10,672	10,089
Total earnings	$33,782	$28,606	$22,348	$16,303	$14,003

Fixed charges
Interest expense	$22,808	$18,311	$13,804	$9,680	$8,929
Plus: Capitalized Interest	439	324	106	93	114
Plus: Amortization of deferred financing costs	1,283	1,554	1,212	899	1,046
Total fixed charges	$24,530	$20,189	$15,122	$10,672	$10,089

Ratio of earnings to fixed charges	1.38	1.42	1.48	1.53	1.39